# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: T1 Energy Inc., CIK 0001992243
CUSIP: 35834F104
Title of class of securities: Common Stock, par value $0.01
Address of issuer's principal executive offices: 1211 E. 4th Street, Austin, Texas (TX), 78702
Date of event which requires filing of this statement: 12/10/2025
Amends the filing with accession number 0001140361-24-050502
Filed by CIK 0002047012
Persons authorized to receive notices and communications: Catherine Pan-Giordano Esq., 51 W. 52nd Street, New York, New York (NY), 10019, (212) 415-9200; Anthony Epps Esq., 1400 Wewatta Street, Denver, Colorado (CO), 80202, (303) 352-1109

## Reporting persons
- Trina Solar (Schweiz) AG (CIK 0002047012): type of reporting person: corporation (CO); citizenship or place of organization: Switzerland (V8); source of funds: other (OO); sole voting power 45,877,960; shared voting power 0; sole dispositive power 45,877,960; shared dispositive power 0; aggregate amount beneficially owned 45,877,960 (17.4% of the class)
  Comment: ITEM 13 Calculated based on 262,940,963 shares of common stock of the Issuer outstanding as of December 18, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01
Name of issuer: T1 Energy Inc.
Address of issuer's principal executive offices: 1211 E. 4th Street, Austin, Texas (TX), 78702

## Item 2. Identity and Background
Name of person filing: Trina Solar (Schweiz) AG ("Reporting Person")
Residence or business address:
Birkenweg 4

Wallisellen, Switzerland 8304
Present principal occupation or employment: The Reporting Person is engaged in the business of investment.
Criminal convictions in the last five years: N/A - None
Civil proceedings (securities laws) in the last five years: N/A - None
Citizenship: Switzerland

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: OO

## Item 4. Purpose of Transaction
Purpose of transaction: Item 4 of the Schedule 13D filed by the Reporting Person on December 27, 2024 (the "Schedule 13D"), is incorporated by reference herein. On September 5, 2025, the Reporting Person and the Issuer completed the First Conversion (as defined in the Schedule 13D), and the Reporting Person received 12,521,653 shares of common stock of the Issuer on the same date. On December 10, 2025, the Reporting Person and the Issuer completed the Second Conversion (as defined in the Transaction Agreement which was incorporated by reference as an exhibit to the Schedule 13D), and the Reporting Person received 17,918,460 shares of common stock of the Issuer on the same date.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 17.4%
Number of shares as to which each person has sole or shared power to vote or dispose: 45,877,960
Transactions in the class effected during the past sixty days: Second Conversion (as defined in the Transaction Agreement which was incorporated by reference as an exhibit to the Schedule 13D) by the Reporting Person and issuance of 17,918,460 shares of common stock of the Issuer to the Reporting Person as a result of the Second Conversion.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: N/A

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: N/A

## Signatures
- Trina Solar (Schweiz) AG: /a/ Vincenzo Costanzelli, Chairman of Board of Directors (12/22/2025)